FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 7, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Earnings Release

Quarter ended

December 31, 2013

São Paulo, February 6, 2014 – A BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), a leader in acquiring and developing rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the fiscal year and quarter ended December 31, 2013. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Acquisition of a 50% interest in Cresca, a company that owns 141,000 hectares of land in Paraguay.

Partnership to operate an area of 7,181 hectares in Piauí.

Planting of 61,379 hectares for the 2013/2014 harvest year, giving a total planted area of 75,271 hectares.

Conclusion of the fourth year of sugarcane supply to ETH, with the delivery of 663,000 tons, in compliance with the exclusive supply agreement.

Net Revenue of R$42.9 million in 6M14.

Message from Management

BrasilAgro has taken another important step forward in its growth trajectory with the acquisition of a 50% interest in Cresca S.A., which owns rural land in Paraguay. The acquisition was strategic for the Company, which added 141,000 hectares to its portfolio, improving the diversification of its assets.

The location, size and level of development of Cresca’s properties are fully compatible with BrasilAgro’s business model for the development of land in frontier areas and the substantial increase of our land bank. Paraguay is South America’s third largest agricultural producer and has become a natural expansion region for Brazilian farmers.

The addition of a new region and country will increase the diversification of our portfolio, thereby mitigating not only climate risks, but also logistics-related and regulatory risks.

In November, 2013, the Company entered into a partnership in a property located in the municipality of Ribeiro Gonçalves, in the state of Piauí (“Parceria II”), where we will operate an area of 7,181 hectares which is suitable for grain crops. The property is close to Cremaq Farm, a region that has been posting excellent grain production results. In addition to increasing planted area and operating cash flow, the partnership aims to take advantage of the region’s operational structure and team, previously allocated to the Horizontina farm, which was sold last year.

On the operating front, we concluded planting of the 2013/14 grain crop, totaling 55,815 hectares in the Brazilian properties, in addition to 4,438 hectares of pasture at the Preferencia farm and 8,892 hectares of sugarcane at the Alto Taquari and Araucária farms. In Paraguay, we concluded the planting of 5,564 hectares of grain and 562 hectares of pasture, which represents 54% of the total planted area. The Company total planted area came to 75,271 hectares.

In January 2014, we obtained licenses to develop a further 5,574 hectares, allowing the Company to maintain its pace of land transformation in the coming harvest years, totaling 16,069 hectares of licenses to open new areas in the year.

Payment of the dividends declared at the Annual Shareholders’ Meeting held on October 29, 2013 took place on January 10, 2014. Shareholders of record on December 18, 2013 were entitled to receive the payment.

The Company remains confident in its strategy of developing integrated projects, from due diligence through the operation and sale of the properties, with social and environmental responsibility and a commitment to sustainable development, while adding value to our shareholders.

Release 2Q14	2

Property Portfolio

On December 31, 2013, the Company’s property portfolio consisted of 312,746 hectares across five Brazilian states and Paraguay, as shown in the table below:

Properties	Location	Acquisition Date	Project	Total Area ha	Arable Area ha
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	27,807	18,622
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31,606	24,254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5,186	3,666
Araucária Farm	Mineiros/GO	Apr / 07	Sugarcane	9,288	6,895
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37,182	27,414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24,247	19,004
Preferência Farm	Barreiras/BA	Sep / 08	Grains and Pasture	17,799	14,237
Parceria I Farm	Jaborandi/BA	Sep / 11 1	Grains	7,699	5,725
Parceria II Farm	Ribeiro Gonçalves/PI	Nov/13[2]	Grains	7,181	7,181
Cresca[3]	Boquerón/Paraguai	Dec/13	Grains and Pasture	141,931	71,931
Total				309,927	198,929
1   The Company has an option to acquire the “Parceria I Farm” at a pre established price.
2   The Company entered into a partnership   Parceria II farm up to 11 harvests.
3 The Company has a 50% equity interest in Cresca S.A.

The Company entered into a partnership in a property located in the municipality of Ribeiro Gonçalves, in the state of Piauí (“Parceria II”), where we will operate an area of 7,181 hectares which is suitable for grain crops. The property is close to Cremaq Farm and have favorable weather conditions, soil quality, infrastructure and developments level which allow the increase of planted area and a quickly cash flow generation, and also the partnership aims to take advantage of the region’s operational structure and team, previously allocated to the Horizontina farm, which was sold last year.

     Acquisition of Assets in Paraguay

On December 11, 2013, the Company acquired assets related to rural properties in Paraguay currently held directly or indirectly by Cresud S.A.C.Y.F. y A. (“Cresud”), the Company’s controlling shareholder. The acquisition was unanimously approved by the independent members of the Company’s Board of Directors, the Board members appointed by the controlling shareholder have abstained from voting.

The transaction includes the acquisition of 50% equity interest in Cresca, a company owning rural land located in Paraguay and the rights and obligations of Cresud resulting from the Contract for Consulting Services for developing the properties signed on September 3, 2008 between Cresud and Cresca. The price of the transaction was agreed in USD18.5 million.

Release 2Q14	3

The illustration below shows Cresca’s corporate structure before and after the transaction:

The transaction establishes an adjustment to the price in case of future sales of assets by Cresca. In the event of a potential sale of up to 24,000 hectares of undeveloped land, within 1 year, the Company shall pay to Cresud an amount equivalent to 25% of the sale price that exceeds US$ 350 per hectare.

About Cresca

Cresca was incorporated in 2008 in Paraguay by Agrotech S.A. (controlled by Cresud) together with Carlos Casado S.A. Its main activities are related to the development and agricultural operation of a 45,577 hectares farm located in the Department of Boquerón, in the western region of the Republic of Paraguay. Additionally, Cresca has exercised an option to acquire additionally 96,354 hectares adjacent to the original farm. On December 2013, Cresca has paid and signed the acquisition deed for 35,413 hectares of the option. The remaining hectares will be paid and fully transferred during 2014. The call option has an exercise price of USD 350 per hectare.

In addition to the economic benefits resulting from the acquisition of shares representing half of Cresca’s capital stock, the Company will also benefit from the amounts to be received as compensation for the provision of consulting services for developing the properties owned by Cresca. These amounts represent a potentially regular revenue inflow into the Company and the opportunity for developing activities within its field of expertise in a foreign country.

Summary	USD (million)

Acquisition of 50% stake from Cresud	18.5
Capital increase in Cresca to exercise option (1)	16.8
Total investment	35.4

(1) 50% x 96,354 x 350, to be finalized during 2014

With the transaction the Company now manages 141,931 hectares in Paraguay, of which approximately 71,931 hectares are arable. The average price obtained by dividing the total investment by 50% of the total

Release 2Q14	4

hectares is approximately USD 500 per hectare. Currently, approximately 12,000 hectares of Cresca’s properties are under operation and the rest is yet to be developed.

     Market value of the portfolio

Every year, BrasilAgro updates the market value of its farms. On June 30, 2013, the market value of our portfolio, including period sales, was R$1.1 billion (not including the Paraguay property), 23% more than at the end of June 2012.

In order to estimate the market value of our farms, we considered for each property: (i) the level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

     Development of Areas

On December 31 of 2013, 12% of our properties were developed and 31% under development. With the acquisition of properties in Paraguay, the undeveloped areas increased from 41%, in June 30, 2013 to 57% in December 31, 2013, a significant increase in our land bank.

In 2Q14, we obtained environmental licenses to open more than 5,574 hectares, totaling 16,069 hectares of environmental licenses obtained during the exercise. Up to the publication of this release, we had already begun developing 10,199 hectares.

We are continuing with the process of obtaining the necessary licenses in order to begin at the Nova Buriti farm.

Release 2Q14	5

Operating Performance

Up to the publication date of this release, we had concluded the planting of the 2013/14 grain crop, totaling 55,815 hectares in the Brazilian properties, in addition to 4,438 hectares of pasture at the Preferencia farm and 8,892 hectares of sugarcane at the Alto Taquari and Araucária farms. In Paraguay, we concluded the planting of 5,564 hectares of grains and 562 hectares of pasture, which represents 54% of the total planted area. Total planted area came to 75,271 hectares.

The table below shows the breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Corn-2nd crop	Total
Cremaq Farm		14,531	1,954			16,485
Jatobá Farm		13,168	1,982			15,150
Alto Taquari Farm	3,623					3,623
Araucária Farm	5,269					5,269
Chaparral Farm		8,221	2,038			10,259
Preferência Farm		1,599		4,438		6,037
Partnership I Farm		3,403	1,738			5,141
Partnership II Farm		7,181				7,181
Cresca[1]		4,485	684	562	395	6,126
Total 13/14	8,892	52,588	8,396	5,000	395	75,271
1 the window of planting in the agricultural calendar of this region in Paraguay goes up to February 15th .

     Grains

We planted a total of 48,103 hectares of soybean and 7,712 hectares of corn at the Cremaq, Jatobá, Chaparral, Preferência and Parcerias I and II Farms.

Up to the publication of this release, we had completed the planting of 65% of the soybean area in Paraguay, giving a total planted area of 5,564 hectares, divided into soybean, corn, sorghum, sesame and sage.

     Sugarcane

The Alto Taquari and Araucária farms are entirely planted with sugarcane and are currently in the harvest phase. During 2Q14, we had delivered 39,400 tons to ETH and conclusion of the fourth year of supply (from April to November, 2013), with the delivery of 663,000 tons. These properties are part of the agreement to supply sugarcane to ETH Bionergia for two complete sugarcane crop cycles (i.e. six harvest years with five harvests).

We began the renewal of 910 hectares of sugarcane area.

Release 2Q14	6

The chart below shows the sugarcane harvest year results – from April to November, 2013.

Sugarcane results 2013 (R$ thousand)	1st semester 2013 2nd semester 2013		Total
Net revenue	15,679	26,797	42,476
Sales cost	(13,595)	(25,599)	(39,195)
Gain (loss) of value on agricultural products	2,967	770	3,736
Gain and Loss	5,050	1,967	7,018

Production (Tons)	227,014	435,660	662,674

     Pasture

The Preferência farm has 4,438 hectares of pasture which are leased to third parties for cattle raising and in Paraguay we have 562 hectares of pasture which represents 20% of the total pasture area.

The transformation of these areas into pasture allows the organic material increment to the production system, ensuring the transition to grain production.

Release 2Q14	7

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	2Q14	2Q13	Change	6M14	6M13	Change
Gross profit	(2,255)	23,994	n.a.	476	35,838	99%
Selling expenses	(1,200)	(3,033)	-60%	(3,166)	(5,027)	37%
General and administrative	(7,396)	(6,595)	12%	(14,027)	(13,267)	6%
Other operating revenues/expenses	1,892	(1,218)	n.a.	1,447	(1,175)	n.a.
Depreciations	1,462	8,139	-82%	8,642	14,861	42%
EBITDA	(7,498)	21,287	n.a.	(6,628)	31,230	n.a.

Adjusted EBITDA (R$ thousand)	2Q14	2Q13	Change	6M14	6M13	Change
Gross profit	(2,255)	23,994	n.a.	476	35,838	99%
Elimination of gains on biological assets (grains and sugarcane planted)	860	(5,161)	n.a.	3,415	(6,736)	n.a.
Selling expenses	(1,200)	(3,033)	60%	(3,166)	(5,027)	37%
General and administrative	(7,396)	(6,595)	12%	(14,027)	(13,267)	6%
Other operating revenues/expenses	1,892	(1,218)	n.a.	1,447	(1,175)	n.a.
Hedge results	-	-	n.a.	(669)	(20)	3245%
Adjusted Depreciations(1)	2,746	6,043	55%	5,989	11,632	49%
Adjusted EBITDA	(5,354)	14,030	n.a.	(6,536)	21,245	n.a.
1 Adjusted Depreciation includes depreciation of harvested grains and sugarcane and the Nova Buriti and Preferência farms, as well as administrative depreciation.

EBITDA was calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

Release 2Q14	8

Income Statement

Gross Profit (R$ thousand)	2Q14	2Q13	Change	6M14	6M13	Change

Revenues from Grains	1,353	6,181	78.1%	16,301	26,327	38.1%
Revenues from Sugarcane	2,168	25,970	91.7%	27,800	46,671	40.4%
Leasing Revenues	165	197	16.2%	387	412	6.1%
Revenues from Farm Sale	-	75,000	100.0%	-	75,000	100.0%
Other revenues	561	714	21.4%	807	775	4.1%
Deductions from Gross Revenue	(563)	(5,040)	88.8%	(2,367)	(7,159)	66.9%
Gross Operating Revenues	3,684	103,022	96.4%	42,928	142,026	69.8%
Gain/loss on biological assets	(556)	3,720	n.a.	634	13,522	95.3%
Sales return		1,505	100.0%	(15)	2,095	n.a.
Net Revenue	3,128	108,247	97.1%	43,547	157,643	72.4%
Custo de Venda de Produtos Agrícolas	(5,383)	(36,117)	85.1%	(43,071)	(73,669)	41.5%
Ganho com Venda de Fazenda		(48,136)	100.0%	-	(48,136)	100.0%
Gross Profit	(2,255)	23,994	n.a.	476	35,838	98.7%

Net Revenue from Sales

Revenue (R$ thousand)	2Q14	2Q13	Change	6M14	6M13	Change
Total	3,684	29,672	88%	42,928	68,676	37%
Soybean	1,147	(544)	n.a.	11,379	7,829	45%
Corn	89	4,859	98%	4,178	14,456	71%
Cotton	-	1,240	100%	(28)	1,599	n.a.
Others	383	89	331%	545	485	12%
Sugarcane	1,903	25,201	92%	26,787	45,371	41%
Leasing	163	(1,173)	n.a.	67	(1,064)	n.a.

Tons	2Q14	2Q13	Change	6M14	6M13	Change
	41,147	450,541	91%	459,836	845,344	46%
Soybean	1,431	737	94%	11,950	9,552	25%
Corn	258	13,375	98%	11,926	42,176	72%
Cotton	-	904	100%	63	1,068	94%
Others	107	993	89%	237	2,400	90%
Sugarcane	39,351	434,532	91%	435,660	790,148	45%
1 In 6M14, we retroactively adjusted PIS and COFINS on net revenue from cotton. 2 Reversal of the leasing line, with the sale of the Horizontina farm, pursuant to accounting standard CPC 6.

In 2Q14, net revenue from sales totaled R$3.7  million, an increase of 96% from the same quarter in the previous fiscal year.

Grain net revenue (soybean and corn) fell 71% year-on-year, from R$4.3 million, from the sale of 14,100 tons of grains, to R$1.2 million, from the sale of 1,700 tons.

In 6M14, net revenue from sales totaled R$42.9  million, a 69% decrease year on year, resulting from (i) the gain from the sale of farms in the amount of R$75  million in 6M13 (sale of São Pedro Farm), non-recurring in 6M14; (ii) the 40% reduction in revenue from sugarcane deliveries to ETH; and (iii) the 38% decrease in grain revenue.

Release 2Q14	9

In 6M14, soybean revenue increased by 45% over the same period in the previous year, from R$7.8  million (sale of 9,500 tons at R$819.64 per ton) to R$11.4  million (sale of 11,900 tons at R$952.23 per ton).

In 6M14, corn revenue fell by 71% over the same period of the previous year, from R$14.5 million (sale of 42,100 tons at R$342.75 per ton) to R$4.2 million (sale of 11,900 tons at R$350.30 per ton).

Sugarcane revenue in 6M14 fell by 41% over the same period of the previous year, from R$45.4 million, from the sale of 790,000 tons at R$57.4 per ton, to R$26.8 million, from the sale of 436,000 tons of sugarcane to ETH. The increase in the price of sugarcane per ton from R$141.51 in 6M13 to R$143.31 in 6M14 was due to the 1% upturn in the average TRS (total recoverable sugar) kilo per ton harvested and the 5% increase in the average TRS price, from R$0.42 in 6M13 to R$0.45 in 6M14.

     Biological Asset

Biological assets and agricultural products (R$ thousand)	Soybean	Corn	Cotton	Others	Sugarcane	Gain / Loss in 12/31/13
Production fair value	-	739	-	-	25,599	26,339
Production cost	-	(815)	-	-	(24,830)	(25,645)
Gain and loss on agricultural products	-	(76)	-	-	770	694

Gain and loss on biological assets	2,160	(47)	-	-	(2,172)	(59)

Change on biological assets fair value	2,160	(123)	-	-	(1,402)	634

The biological assets of the Company and its subsidiaries essentially correspond to the sugarcane and second corn crops and are measured at fair value.

Gains or losses in the variation of the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal.

In 6M14, the Company recorded a gain of R$634,000 from biological assets and agricultural products, comprising a gain of R$1.4 million from sugarcane and a gain of R$2.0 million from other products.

The table below shows the results of the 2013 sugarcane harvest (April to November 2013):

Agricultural products sugarcane 2013 (R$ thousand)	1st semester 2013	2nd semester 2013	Gain / Loss

Production fair value	13,595	25,599	39,195
Production cost	(10,629)	(24,830)	(35,458)
Gain and loss on agricultural products	2,967	770	3,736

Gain and loss on biological assets	227,014	435,660	662,674

Release 2Q14	10

     Inventories

On December 31, 2013, we had no inventories from previous harvests.

     Cost of Goods Sold

(R$ thousand)	1Q14	1Q13	Change	1Q14	1Q13	Change
	(8,327)	(32,293)	-74%	(45,405)	(67,866)	-33%
Soybean	(1,750)	502	n.a.	(12,982)	(8,214)	58%
Corn	(67)	(4,434)	-98%	(3,459)	(13,535)	-74%
Cotton	-	(2,983)	-100%	(284)	(3,173)	-91%
Others	(998)	(537)	86%	(1,129)	(1,271)	-11%
Sugarcane	(4,754)	(23,716)	-80%	(26,212)	(40,549)	-35%
Leasing	(759)	(1,125)	-33%	(1,340)	(1,125)	19%

(R$ thousand)	1Q14	1Q13	Change	1Q14	1Q13	Change
	2,945	(3,824)	n.a.	2,335	(5,803)	n.a.
Soybean	107	(1,834)	n.a.	2,474	(1,650)	n.a.
Corn	8	389	-98%	(931)	839	n.a.
Cotton	8	1,590	-100%	179	1,590	-89%
Others	-	(8)	-100%	-	(8)	-100%
Sugarcane	2,822	(3,962)	n.a.	613	(6,574)	n.a.
Leasing	-		n.a.			n.a.

(R$ thousand)	1Q14	1Q13	Change	1Q14	1Q13	Change
	(5,383)	(36,117)	-85%	(43,071)	(73,669)	-42%
Soybean	(1,642)	(1,332)	23%	(10,507)	(9,864)	7%
Corn	(59)	(4,045)	-99%	(4,390)	(12,696)	-65%
Cotton	8	(1,393)	n.a.	(105)	(1,583)	-93%
Others	(998)	(545)	83%	(1,129)	(1,278)	-12%
Sugarcane	(1,932)	(27,678)	-93%	(25,599)	(47,123)	-46%
Leasing	(759)	(1,125)	-33%	(1,340)	(1,125)	19%

In 6M14, the cost of goods sold (COGS) came to R$43.1 million. Due to the fair value adjustments of agricultural products, changes in unit costs between exercises are directly linked to the market prices of commodities at the time of harvest.

In 6M14, total COGS increased by 7% over the same period in the previous year, from R$9.9 million, from the sale of 9,500 tons at R$1,032.70 per ton, to R$10.5 million, from the sale of 11,900 tons at R$879.24 per ton.

In 6M14, total corn COGS fell by 65% year-on-year, from R$12.7 million, from the sale of 42,100 tons at R$301.02 per ton, to R$4.4 million, from the sale of 11,900 tons at R$368.13 per ton.

In 6M14, total sugarcane COGS decreased by 46% over 6M13, from R$47.1 million, from the sale of 790,000 tons at R$59.64 per ton, to R$25.6 million, from the sale of 436,000 tons at R$58.76 per ton.

Release 2Q14	11

     Selling Expenses

(R$ thousand)	2Q14	2Q13	Change	6M14	6M13	Change
Selling expenses	(1,200)	(3,032)	-60%	(3,166)	(5,027)	-37%
Freight	(25)	(22)	12%	(270)	(59)	360%
Storage	(129)	(412)	-69%	(396)	(1,850)	-79%
Sales Commission	-	(2,625)	-100%	52	(2,654)	n.a.
Others	(1,046)	27	n.a.	(2,552)	(465)	449%

In the semester ended December 31, 2013, selling expenses totaled R$3.2 million, 37% lower than in the previous period.

The increase in other selling expenses was mainly due to expenses of R$1.4 million from the opening of a new area at Horizontina Farm before the property was delivered to the buyer and R$982 thousands allowance for doubtful accounts.

     General and Administrative Expenses

(R$ thousand)	2Q14	2Q13	Change	6M14	6M13	Change
General and administrative	(7,396)	(6,595)	12%	(14,027)	(13,267)	6%
Depreciations and amortizations	(342)	(327)	5%	(717)	(631)	14%
Personnel	(3,973)	(3,658)	9%	(8,443)	(7,196)	17%
Services	(1,540)	(1,157)	33%	(2,400)	(2,438)	-2%
Leases and Rents	(354)	(340)	4%	(354)	(340)	4%
Others sales	(1,187)	(1,113)	7%	(2,113)	(2,662)	-21%

In 2Q14, general and administrative expenses increased by 12% over the same period in the previous year, from R$6.6 million, to R$7.4 million.

In 6M14, general and administrative expenses grew by 6% year-on-year, from R$13.3 million to R$14.0 million.

This variation was mainly due to, (i) the upturn in personnel expenses, due to the higher payroll following the 8% annual pay rise, bonus payments superior to the provisioned amount and the share price increase in the calculation of share-based payments as part of the executive stock option plan, and (ii) the reduction in other expenses, which was mainly due to expenses from labor agreements and fines related to IOF (financial operations tax) on loans, which did not occur in 2013/14.

Release 2Q14	12

Financial Result

Financial Result (R$ thousand)	2Q14	2Q13	Change	6M14	6M13	Change
Interest	(2,122)	(2,840)	25%	(4,041)	(4,090)	1%
Monetary Adjustment	(544)	(366)	49%	(1,033)	(779)	33%
Foreign Exchange	1,166	256	355%	858	238	261%
Gain (loss)	3,910	448	773%	1,655	1,710	3%
Hedge results	1,334	9,566	86%	5,799	385	1406%
Other income / expense	2,390	1,026	133%	5,565	2,637	111%
Total	6,134	8,090	24%	8,803	101	8616%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the monetary variation on the amount payable from the acquisition of Alto Taquari and Nova Buriti farms; (iii) U.S. dollar exchange variation transferred to the international result; (iv) present value of Cremaq, Araucária and São Pedro farms sales receivables, fixed in soybean bags, (v) income from hedge operations; (vi) bank fees and expenses and returns on the investment of cash equivalents with the FIM Guardiam fund and Banco Itaú.

The increase in interest on liabilities refer to accounts receivable for the Cremaq, Araucária and São Pedro farms sale, which the nominal value was updated considering the soybean future price, which presents an increase during the period.

Monetary variations refer to the amount payable for the acquisition of the Alto Taquari farm, which is adjusted by the CDI interbank deposit rate and the Nova Buriti farm, which is adjusted by IGPM.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions in offshore brokers.

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points considered when deciding on the price and margin hedging strategy and tools are listed below:

• Estimated gross margin based on the current price scenario.

• Standard deviation from the estimated gross margin for different pricing strategy scenarios.

• Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

• Comparison between current estimates and the company’s budget.

• Comparison of the estimated gross margin and the historical average.

Release 2Q14	13

• Market expectations and trends.

• Tax aspects.

In line with our policy, the Company began building hedge positions for the 2013/14 harvest year in the first half of 2013. These positions essentially involve the physical purchase of fertilizer and the sale of soybean and dollar futures.

Hedge position on January 31, 2014.

Crop	Soybean		FX
	% hedge¹	Price (USD/bu.)	% hedge²	BRL/USD
13/14	64.20%	12.88	56.30%	2.44

1- Percentage of volume in tons of soybeans locked in

2- Percentage of expected revenue in USD.

Release 2Q14	14

Balance Sheet

     Properties for Investments

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, minus the depreciation accrued according to the same criteria detailed for fixed assets.

Farm	Acquisition value	Investments	Properties for Investment Total
Cremaq	35.865	30.798	66.663
Jatobá	33.067	28.475	61.542
Alto Taquari (1)	33.226	68	33.294
Araucária (1)	66.801	1.281	68.082
Chaparral	47.930	13.172	61.102
Nova Buriti	21.649	366	22.015
Preferência	9.585	15.235	24.820
Parceria I	-	790	790
Horizontina (2)	-	799	799
In June 30, 2013	248.123	90.984	339.107
1 Excludes sugarcane investments.
2 Investments in machinery.

The acquisition of Cresca will be booked as a joint-venture and, therefore, recognized as an investment and its results as equity income.

Release 2Q14	15

The write-offs in the quarter ended December 31, 2013, were due to buildings, the clearing of areas and construction in progress.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment Total
Initial Balance	248,123	21,388	68,314	1,282	339,107
In June 30, 2013
Acquisitions	278	135	8,805	1,341	10,559
Reductions	-	-	(1,734)	-	(1,734)
( ) Depreciation/ Amortization	-	484	(6,084)	-	(5,600)
In September 30, 2013	248,401	22,007	69,301	2,623	342,332

     Acquisition of Cresca S.A. - Paraguay

Cresca will be booked as a joint venture to the extent that decisions on relevant activities require the unanimous consent of the Company and another shareholder holding the remaining 50% interest. The Company has no rights over Cresca’s assets and liabilities, but over its shareholders’ equity.

The investment in Cresca was recognized on the acquisition date, on December 12, 2013, and considering the immateriality of results in 18 days until December 31, 2013, the Company will now recognize the equity in the earnings of Cresca as of January 1, 2014.

The table below shows Cresca’s assets and liabilities on the acquisition date at their carrying amount in the financial statements of Cresca and at their fair value estimated on the acquisition date. As at December 31, 2013, assets and liabilities pose no material differences in relation to those presented in the table.

Release 2Q14	16

	Cresca's accounting book value	Estimated fair value adjustments at the acquisition date	Estimated fair value
Assets
Current assets
Cash and Cash equivalents	10	-	10
Trade accounts receivable	832	-	832
Other assets	250	-	250
Inventories	3,671	-	3,671
Biological assets	2,686	-	2,686
Land acquisition option	-	11,183	11,183

No current assets
Other assets	-	-	-
Biological assets	60	-	60
Diferred income tax	3,254	-	3,254
Property, plant and euipment - farms	57,080	34,509	91,589
Property, plant and euipment - others	1,032	-	1,032
Total assets	68,875	45,692	114,567

Liabilities and Stockholders' Equity
Current liabilitie
Suppliers	6,912	-	6,912
Labor obligations	66	-	66
Taxes payable and others	26	-	26
Loans and financing	-	-	-
Financing debt	2,115		2,115

No current liabilities
Taxes payable	-	4,354	4,354
Related parties loans	42,609	2,150	44,759
Loans and financing	-	-	-
Financing debt	321	-	321
Total stockholders' equity	52,049	6,504	58,553
Total net assets	16,826	39,188	56,013
Company's interest in Cresca	50%	50%	50%
Company's interest in the net assets at estimated fair value	8,413	19,593	28,007

Release 2Q14	17

The consideration amount is shown below:

R$
Amount paid in cash	8,592
Installment payable, adjusted to present value (1)	11,546
Contingent consideration installment, at fair value (2)	350
Total consideration	20,488

(1)      Denominated in US$ at  7% p.a. and maturity on December, 12, 2014.

(2)      If Cresca sells a maximum of 24,000 hectares of undeveloped land by December 12, 2014, the Company will have to pay to Cresud 25% of the excess price per hectare in relation to the contractual price per hectare.

To the extent the consideration paid is lower than the Company’s interest in the fair value of Cresca’s assets and liabilities, the bargain purchase gain of R$7.5 million was recognized under shareholders’ equity as a transaction with shareholders.

Referring to Cresca’s option to buy 96,000 hectares of land, in December 2013, Cresca paid 1/3 of the purchase price and the remaining amount of R$14.5 million should be paid until December 12, 2014. The Company and another shareholder contractually undertake to provide Cresca with the funds necessary to make such payment, proportionately to their interest.

The acquisition of Cresca’s debt was accounted for under “Related Party Transactions” at the fair value estimated at R$21,852 and the premium on the acquisition in relation to the carrying amount of debt, is recognized under profit or loss as a reduction of receivables interest revenue, applying the effective interest rate during receivables’ contractual term.

The acquisition of consulting agreement was accounted for as Intangible asset at the purchase cost of R$2,916.

     CAPEX – Opening Areas

The table below gives a breakdown of investments in our properties:

CAPEX (R$ thousand)	2Q14	2Q13	Change	6M14	6M13	Change
Maintenance	1,148	975	18%	2,564	3,191	-20%
Opening	3,932	1,164	238%	6,910	4,644	49%
Total	5,080	2,139	137%	9,474	7,835	21%

The 21% increase in opening investments in the period was due to the increase in developed area during the quarter.

Release 2Q14	18

     Depreciation – Opening Areas

The table below shows area clearing depreciation:

Depreciation (R$ thousand)	2Q14	2Q13	Change	6M14	6M13	Change
Maintenance	(743)	(606)	23%	(1,416)	(1,153)	23%
Opening	(2,384)	(2,157)	11%	(4,668)	(4,543)	3%
Total	(3,128)	(2,763)	13%	(6,084)	(5,696)	7%

     Indebtedness

The table below shows BrasilAgro’s short and long-term loans and financing on December 31, 2013 and June 30, 2013.

Loans and Financing (R$ thousand)	Expiration	Annual Interest Tax %	12/31/2013	06/30/2013	Change
Short term
Financiamento de Custeio Agrícola BNB e Itaú	Jul 14	5.5 and 8.75	40,435	31,403	3%
Financiamento Projeto Cremaq e Jaborandi BNB	oct/13	5.5 to 7.23	12,455	7,845	1%
Financiamento de Máquinas e Equipamentos FINAME	dec/14	4.7 to 8.7	2,150	2,164	-2%
Financiamento de cana de açúcar Itaú	oct/14	TJLP + 1.95 to 3.10	2,927	3,517
			57,967	44,929	1%

Long term
Financiamento de Cana de açúcar Itaú	may/16	TJLP + 1.95 to 3.10	1,493	4,287	-35%
Financiamento de Máquinas e Equipamentos FINAME	feb/16	4.50 to 8.7	2,160	2,769	-11%
Financiamento Projeto Cremaq e Jaborandi BNB	oct/21	5.5 to 7.23	39,435	49,868	-8%
			43,088	56,924	10%
Total			101,055	101,853	-5%

The bulk of the Company’s debt comprises loans and financing from development banks and/or government development agencies, through direct and indirect lending, at interest rates that are cheaper than the market rates. In 6M14, government development agencies disbursed financing of R$25.9  million.

The balance of loans and financing came to R$101.0  million and R$101.8 million on December 31, 2013 and June 30, 2013, respectively.

In addition, the balance of accounts payable on acquisitions on December 31, 2013 was R$43.2 million, 2% up on June 30, 2012, due to the restatement of the installments, which are adjusted by the IGPM inflation index, the CDI interbank rate and the U.S. dollar. In 2Q14 we settled the Jatobá farm outstanding balance.

Acquisitions payable (R$ thousand)	12/31/2013	06/30/2013	Change
Jatobá Farm	-	2,163	1%
Alto Taquari Farm	24,875	23,841	2%
Nova Buriti Farm	18,307	17,646	2%
Total	43,182	43,650	2%

Release 2Q14	19

Corporate Governance

     Payment of Dividends

On October 29, the Company’s Shareholders’ Meeting approved the payment of dividends totaling R$5.9 million or R$0.10 per share, which corresponds to 75% of the available funds, higher than the minimum mandatory percentage of 25%. The remaining balance was allocated to the share buyback program approved by the Board of Directors in September.

The dividend payment was made on January 10, 2014, without any discount relative to the Withholding Income Tax ("IRRF"), and was paid to the holders of the shares issued by the Company on the base date of December 18, 2013.

As of December 19, 2013, the Company's shares was traded "Ex-Dividend" both on the BM&FBovespa S.A. Securities, Commodities and Futures Exchange ("BM&FBOVESPA") and the New York Stock Exchange ("NYSE").

Capital Markets

     Share Performance

On February 6, 2014, BrasilAgro’s shares (AGRO3) were quoted at R$7.75, giving a market cap of R$452.7 million, while its ADRs (LND) were quoted at US$3.39.

Release 2Q14	20

Definitions
2Q13 – quarter ended December 31, 2012.
Harvest 2012/2013 – fiscal year begun on July 1, 2012 and ended June 30, 2013.
2Q14 – quarter ended December 31, 2013
Harvest 2013/2014 – fiscal year begun on July 1, 2013 and ended June 30, 2014.

Disclaimer
The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations.
These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Release 2Q14	21

Income Statement (R$ ‘000)

Gross Profit (R$ thousand)	2Q14	2Q13	Change	6M14	6M13	Change

Revenues from Grains	1,353	6,181	-78.1%	16,301	26,327	-38.1%
Revenues from Sugarcane	2,168	25,970	-91.7%	27,800	46,671	-40.4%
Leasing Revenues	165	197	-16.2%	387	412	-6.1%
Revenues from Farm Sale	-	75,000	-100.0%		75,000	-100.0%
Other revenues	561	714	-21.4%	807	775	4.1%
Deductions from Gross Revenue	(563)	(5,040)	-88.8%	(2,367)	(7,159)	-66.9%
Gross Operating Revenues	3,684	103,022	-96.4%	42,928	142,026	-69.8%
Gain/loss on biological assets	(556)	3,720	n.a.	634	13,522	95.3%
Sales return	-	1,505	-100.0%	(15)	2,095	n.a.
Net Revenue	3,128	108,247	-97.1%	43,547	157,643	-72.4%
Cost of Product sales	(5,383)	(36,117)	-85.1%	(43,071)	(73,669)	41.5%
Cost of Farm Sales	-	(48,136)	-100.0%		(48,136)	-100.0%
Gross Profit	(2,255)	23,994	n.a.	476	35,838	-98.7%

Selling expenses	(1,200)	(3,033)	-60.4%	(3,166)	(5,027)	-37.0%
General and administrative	(7,396)	(6,595)	12.1%	(14,027)	(13,267)	5.7%
Depreciations and amortizations	(342)	(327)	4.6%	(717)	(631)	13.6%
Personnel	(3,973)	(3,658)	8.6%	(8,443)	(7,196)	17.3%
Services	(1,540)	(1,157)	33.1%	(2,400)	(2,438)	-1.6%
Leases and Rents	(354)	(340)	4.1%	(354)	(340)	4.1%
Others sales	(1,187)	(1,113)	6.7%	(2,113)	(2,662)	-20.6%

Other operating revenues/expenses	1,892	(1,218)	n.a.	1,447	(1,175)	n.a.

Financial result
Financial income	12,847	20,383	-37.0%	21,008	24,653	-14.8%
Interest on Financial Investments	2,652	1,383	91.8%	5,998	3,150	90.4%
Interest on assets	357	(1,944)	n.a.	707	559	26.5%
Monetary variations	-	-	n.a.	-	-	n.a.
Foreign exchange variations on liabilities	858	1,504	-43.0%	858	1,504	-43.0%
Gain (loss) on receivables of farms and machines sales	7,378	1,710	331.5%	7,378	1,710	331.5%
Realized results with derivatives	3,389	7,825	-56.7%	4,782	7,825	-38.9%
Unrealized results with derivatives	(1,787)	9,905	n.a.	1,285	9,905	-87.0%
Financial expenses	(6,712)	(12,292)	-45.4%	(12,205)	(24,552)	-50.3%
Bank charges	(262)	(357)	-26.6%	(433)	(513)	-15.6%
Interest on liabilities	(535)	(2,157)	-75.2%	(4,748)	(4,649)	2.1%
Monetary variations	(544)	(366)	48.6%	(1,033)	(779)	32.6%
Foreign exchange variations on liabilities	308	(1,248)	n.a.	-	(1,266)	-100.0%
Gain (loss) on receivables of farms and machines sales	(5,411)	-	n.a.	(5,723)	-	n.a.
Realized results with derivatives	-	(360)	-100.0%		(639)	-100.0%
Unrealized results with derivatives	(268)	(7,804)	-96.6%	(268)	(16,706)	-98.4%

Equity result	(2,824)	21,239	n.a.	(6,467)	16,470	n.a.

Income tax and social contribution	1,445	(4,785)	n.a.	2,019	(2,696)	n.a.

Net income (loss) for the year	(1,379)	16,454	n.a.	(4,448)	13,774	n.a.

Outstanding shares at the end of the period	58,422,400	58,422,400		58,422,400	58,422,400
				-	-
Net income (loss) basic and diluted per share R$		0.28	-100.0%	(0.08)	0.24	n.a.

Release 2Q14	22

Balance Sheet (R$ ‘000)

Assets		06/30/2013	Change
Current assets
Cash and Cash equivalents	63,519	75,694	46.7%
Markable securities	909	9,244	19%
Trade accounts receivable	35,211	131,102	-67.7%
Inventories	28,431	28,805	109.0%
Biologial assets	66,115	1,201	652.0%
Fiscal and tax credits	3,508	7,655	7.3%
Transactions with derivatives	19,384	17,081	45%
Transactions with related parties	588	347	69%
Other assets	5,718	430	759%
	223,383	271,559	0%
No current assets
Biological assets	28,504	36,656	-25.0%
Markable securities	17,302	17,988	6%
Fiscal and tax credits	33,049	25,736	6%
Diferred taxes	28,016	25,216	2%
Associated and subsidiary	-	1,714	-100%
Transactions with related parties	23,206	-	n.a.
Trade accounts receivable	30,906	33,729	-12.5%
Properties for investment	342,333	339,108	0.8%
Other assets	5,330	1,633	46%
	508,646	481,780	-2%

Investments	42,037	70	0%
Property, plant and euipment	14,549	14,851	-0.3%
Intagible assets	5,329	2,570	-7%
	570,561	499,271	-2%

Total assets	793,944	770,830	-2%

Release 2Q14	23

Balance Sheet (R$ ‘000)

Liabilities and Stockholders' Equity	12/31/2013	6/30/2013	Change
Current liabilitie
Suppliers	7,509	7,777	3%
Loans and financing	57,967	44,929	1%
Labor obligations	3,242	8,752	-26%
Taxes payable	1,027	2,306	-20%
Dividends proposed	5,885	1,963	0%
Transactions	2,432	2,860	9%
Acquisitions payable	43,182	43,650	2%
Transactions with related parties	34,335	183	2%
Advance from customers	1,358	2,124	27%
	156,937	114,544	-1%
No current liabilities
Loans and financing	43,088	56,924	-10%
Taxes payable	6,012	5,812	0%
Transactions with derivatives	-	1,140	-100%
Provisions for legal claims	3,006	4,802	-7%
Other Obligations	585	623	-12%
	52,691	69,301	-10%
Stockholders' equity capital and reserves attributed to the parent company stockholders'
Capital	584,224	584,224	0%
Capital reserves	4,004	3,385	9%
Treasury shares	(1,934)	-	n.a.
Profit reserves	2,374	2,374	-100%
Proposal dividends	-	3,922	0%
Others reserves	96	(6,920)	0%
Accumulated losses	(4,448)	-	n.a.

Total stockholders' equity	584,316	586,985	-1%
Total liabilities and stockholders' equity	793,944	770,830	-2%

Release 2Q14	24

Cash Flow (R$ ‘000)

	6M14	6M13

Net Income	(4,448)	13,774
Adjustments to reconcile net income	-	-
Depreciation and amortization	8,642	14,861
Fam sale gain	(26,864)
Granting of stock options	619	341
Residual value of fixed assets	194	1,590
Investment properties sale cost	-	-
Equity Pickup	1,734	-
Patrimonial Equivalence	-	-
Gain (loss) on derivatives	(1,285)	6,801
Exchange rate, monetary and financial charges	3,612	4,633
Adjustment to present value of accounts receivable for the sale of farms and machines	170	(1,710)
Income and social contribution taxes	(2,800)	(754)
Fair value of biological assets and agricultural products and depletion of harvest	(634)	(13,522)
Reversal of impairment of agricultural products after harvest	15	(2,095)
Allowance for doubtful accounts	153	392
Provisions for lawsuits	(1,796)	1,752
	4,176	(801)
Change in operating working capital
Clients	88,022	35,659
Inventories	2,913	(11,054)
Biological Assets	(60,227)	-
Recoverable Taxes	(3,166)	(1,701)
Derivative Transactions	(1,047)	(21,198)
Antecipated expense	-	-
Other credits	(8,985)	(1,068)
Suppliers	1,757	216
Related parties	(3,410)	-
Payable Taxes	(1,079)	5,027
Paid income tax and social contribution	(5,510)	(1,785)
Labor obligations	(766)	(3,637)
Clients advance	(38)	(2,666)
Other obligations	-	-
Net Cash generated by (used in) operating activities	12,640	(3,008)
CASH fLOW FROM INVESTMENTS ACTIVITIES

Additions to immobilized and intangible	(1,929)	(2,617)
Additions to property for investments	(10,559)	(13,767)
Rescur (Application) for rescue of securities	9,021	(12,698)
Received dividends	-	-
Farm acquisition payment	(2,151)	-
Increase in investments and participations	(14,463)	-
Cresca joint venture acquisition	(8,592)	-
Amount received from the sale of farm	10,369	27,000
Net cash (invested in) operating activities	(18,304)	(2,082)
CASH FLOW OF FINANCING ACTIVITIES
Advance for future capital increase
Loans and financing	39,601	12,600
Interest from Loans and Financing	770
Payment of loans and financing	(44,178)	(31,170)
Treasury shares	(1,934)	-
Acquisition on rights of loans	-	-
Generated (provided) net cash by financing activities	(6,511)	(17,800)
Increase (decrease) in cash and cash equivalents	(12,175)	(22,890)
Cash and cash equivalents at the beginning of the year	75,694	67,464
Cash and cash equivalents at the end of the year	63,519	44,574
	(12,175)	(22,890)

Release 2Q14	25

Pesos e medidas usados na agricultura
1 tonelada	1.000 kg
1 kg	2,20462 libras
1 libra	0,45359 kg
1 acre	0,40469 hectares
1 acre	0,1840 alqueire
1 hectare (ha)	2,47105 acres
1 hectare (ha)	10.000 m²
1 alqueire	5,4363 acres
Soja
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha
1,00 US$/bushel	2,3621 US$/saca
Milho
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha
1,00 US$/bushel	2,3621 US$/saca
Algodão
1 fardo	480 libras	217,72 kg
1 arroba	14,68 kg
Cana de açucar
ATR Açucar Total Recuperável

Release 2Q14	26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November [12], 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer